Via EDGAR

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549-3561

RE:	Estre Ambiental, Inc. Registration Statement on Form F-1 Filed January 24, 2018 File No. 333-222678

Dear Ms. Long:

On behalf of Estre Ambiental, Inc. (the “Registrant”), set forth below are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 13, 2018 (the “Comment Letter”) with regard to the above-referenced filing.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Comment Letter and the comments are reproduced in bold form below.

Selling Shareholders, page 192

1.
Your disclosure states that you have omitted the 18,499,999 shares issuable upon exercise of the public warrants from the table and that additional selling security holders will not be able to use the prospectus for resale until they are named in the table by post-effective amendment. Please also disclose that there are other unnamed security holders that purchased in one of the other offerings and identify that offering. Please also disclose why you have not provided information for any of the unidentified selling shareholders. Please see Question 220.03 of the staff’s Securities Act Rules C&DIs for more information.

Response: In response to the Staff’s comment, the prospectus contained within the Registrant’s registration statement on Form F-1 has been amended. The ordinary shares issuable upon exercise of the public warrants have been registered on the Registrant’s registration statement on Form F-4 originally filed with the Commission on September 12, 2017 (File No. 333-220428), which was declared effective on December 8, 2017 (the “Prior Registration Statement”). Rather than including the relevant ordinary shares issuable upon exercise of the public warrants in the new registration statement on Form F-1, the Registrant has determined that it will file within the Form F-1, as amended, a combined prospectus (the “Combined Prospectus”) pursuant to Rule 429 under the Securities Act of 1933, as amended, to cover the offering of the ordinary shares issuable upon exercise of the Registrant’s outstanding warrants.

In the Prior Registration Statement, the Registrant registered 28,250,000 ordinary shares issuable upon the exercise of the 28,250,000 warrants of the Registrant. In connection with the consummation of the business combination transaction, the holder of 3,748,600 warrants of Boulevard Acquisition Corp. II forfeited such warrants. Furthermore, subsequent to consummation of the business combination, one warrant was cancelled. Accordingly, the Registrant has amended its registration statement on From F-1 to deregister 3,748,601 ordinary shares that were registered on the Prior Registration Statement, which constitutes post-effective amendment no. 1 to the Prior Registration Statement. The offering of the remaining 24,501,399 ordinary shares issuable upon exercise of the warrants is ongoing and remains registered pursuant to the Prior Registration Statement and is covered by the Combined Prospectus.

Therefore, the Registrant has amended its registration statement on Form F-1 to indicate that such registration statement, which is a new registration statement, also constitutes post-effective amendment no. 1 on Form F-1 to the Prior Registration Statement and, in that regard, is being filed pursuant to the undertakings in Item 22 to file a post-effective amendment in relation thereto. Accordingly, the Registrant’s new registration statement on Form F-1 has been amended to contain a Combined Prospectus. The Combined Prospectus relates the Prior Registration Statement and the Registrant’s new registration statement on Form F-1.

Accordingly, the Combined Prospectus has been amended to indicate that it covers

“Ordinary shares issuable upon exercise of outstanding warrants:

• The offering of 24,501,399 ordinary shares that are issuable upon exercise of our outstanding warrants.  The offering of such warrants and the ordinary shares issuable upon exercise of such warrants was registered on our registration statement on Form F-4 with File No. 333-220428. Each warrant is currently exercisable for one ordinary share at a price of US$11.50 per share, which exercise price is payable to us.

Ordinary shares offered by selling shareholders:

• The resale of up to 14,599,403 of our ordinary shares which may be offered for sale from time to time by the selling shareholders named in this prospectus, comprising:

o
14,401,962 ordinary shares held by certain institutional investors that purchased our ordinary shares in private placements and that have requested such ordinary shares to be included in the registration statement of which this prospectus forms part; and

o
197,441 ordinary shares held by a shareholder of the Company (as defined below) who received ordinary shares in connection with the consummation of the Transaction (as defined below) and became a holder of our ordinary shares.

...

Upon exercise of the warrants, the ordinary shares issued will be freely tradable under the U.S. securities laws. For the avoidance of doubt, this prospectus does not register the resale of the ordinary shares that are issuable upon the exercise of the warrants.”

For the avoidance of doubt, the Registrant is not seeking to register the resale by the holders thereof of the ordinary shares that are issuable upon the exercise of the warrants. Therefore, there is no need to provide information on the holders of such ordinary shares in the Registration Statement (or in a post-effective amendment thereto) because such resale is not covered by the Combined Prospectus and the holders of such ordinary shares issuable upon the exercise of the warrants are not selling shareholders under the Combined Prospectus.

Enforceability of Civil Liabilities under U.S. Securities Laws, page 205

2.
File as an exhibit to the registration statement the consent of Maples & Calder for the use of its name and the opinions expressed in this section of the registration statement. See Rule 436(a) of Regulation C under the Securities Act.

Response: In response to the Staff’s comment, the legal opinion of Maples & Calder filed as Exhibit 5.1 to the Registrant’s registration statement on Form F-1 has been revised to include Maples & Calder’s express consent to the use of its name and opinions expressed in the section entitled “Enforceability of Civil Liabilities under U.S. Securities Laws.”

Signatures

3.
Your controller or principal accounting officer also must sign the registration statement, Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions for signatures Form F-1, and revise.

Response: In response to the Staff’s comment, the signatures to the Registrant’s registration statement on Form F-1 have been revised to include the signature of Mr. Alexandre Macedo, the Registrant’s Corporate Controller (principal accounting officer).

Exhibit 5.1

4.
Counsel must opine on all of the securities being registered under the registration statement. Please refile the legal opinion to include all of the 18,499,999 ordinary shares issuable upon the exercise of the public warrants, the 14,401,962 ordinary shares purchased by unrelated institutional investors in private placements, and the 197,441 ordinary shares received by a shareholder of Estre Ambiental S.A.

Response: In response to the Staff’s comment, the legal opinion of Maples & Calder filed as Exhibit 5.1 to the Registrant’s registration statement on Form F-1 has been revised to include:

(i)	24,501,399 ordinary shares issuable upon the exercise of the warrants (the offering of which was registered in the Prior Registration Statement);

(ii)	14,401,962 ordinary shares purchased by unrelated institutional investors in private placements (the resale of which is being registered in the Registrant’s registration statement on Form F-1); and

(iii)	197,441 ordinary shares received by a former shareholder of Estre Ambiental S.A. (the resale of which is also being registered in the Registrant’s registration statement on Form F-1).

If you have any questions with respect to the foregoing, please contact me at +55 11-3708-1840.

Very truly yours,

/s/ J. Mathias von Bernuth

J. Mathias von Bernuth

cc:	Mr. Sergio Pedreiro Estre Ambiental, Inc.